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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SCUDDER INTERMEDIATE GOVERNMENT & AGENCY TRUST (KGT)

(Name of Issuer)

Shares of Benefical Interest, par value $0.01 per share

(Title of Class of Securities)

811163 10 4

(Cusip Number)

Leslie J. Croland, Esq.
Edwards & Angell, LLP
350 East Las Olas Blvd., Suite 1150
Ft. Lauderdale, Florida 33301
(954) 727-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811163 10 4			Page 2 of 9

1.	Name of Reporting Person: Otter Creek Partners I, L.P.		I.R.S. Identification Nos. of above persons (entities only): 65-0273189

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 907,500

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 907,500

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 907,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.67%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 811163 10 4			Page 3 of 9

1.	Name of Reporting Person: Otter Creek International Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,761,592

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,761,592

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,761,592

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.18%

14.	Type of Reporting Person (See Instructions): IV

CUSIP No. 811163 10 4			Page 4 of 9

1.	Name of Reporting Person: Long Family Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 35-1940885

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Indiana

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,400

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 6,400

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.02%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 811163 10 4	Page 5 of 9

Item 4. Purpose of Transaction.

The information set forth in Item 4 is hereby amended by adding the following:

On January 21, 2005, Otter Creek Partners I, L.P. and Otter Creek International Ltd. wrote a letter to the Board of Trustees of the Issuer concerning the conversion of the Issuer from a “closed-end company” to an “open-end company.” A copy of the letter is filed herewith as Exhibit B.

Item 7. Material to Be Filed as Exhibits.

Exhibit A. Joint Filing Agreement and Power of Attorney*
Exhibit B. Letter dated January 21, 2005

* Previously filed.

CUSIP No. 811163 10 4	Page 6 of 9

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2005

OTTER CREEK PARTNERS I, L.P.
By:	Otter Creek Management, Inc.,
its general partner

By:	/s/ R. Keith Long
R. Keith Long, President

OTTER CREEK INTERNATIONAL LTD.
By:	/s/ R. Keith Long
R. Keith Long, Director

LONG FAMILY LIMITED PARTNERSHIP
By:	/s/ R. Keith Long
Jack Long, General Partner

CUSIP No. 811163 10 4	Page 7 of 9

Exhibit B

January 21, 2005

Via Federal Express
Scudder Intermediate Government & Agency Trust
Board of Trustees:

John W. Ballantine Lewis A. Burnham Donald L. Dunaway James R. Edgar Paul K. Freeman Robert B. Hoffman Shirley D. Peterson William N. Shiebler John G. Weithers

c/o Deutsche Asset Management of the Americas
Attn: Vincent J. Esposito, Managing Director
345 Park Avenue
New York, New York 10154-0010

Scudder Intermediate Government & Agency Trust
222 South Riverside Plaza
Chicago, IL 60606

RE:	Conversion of Scudder Intermediate Government & Agency Trust (the “Trust”) from a “closed-end company” to an “open-end company” pursuant to Section 5 of Article IX of the Trust’s Amended and Restated Agreement and Declaration of Trust dated May 16, 1988, as amended (the “Trust Agreement”)

Ladies and Gentlemen:

The undersigned filed a Schedule 13D with the Securities and Exchange Commission on January 18, 2005, regarding the ownership of shares of beneficial interest of the Trust. As you should be aware, the Trust Agreement provides that the Trustees shall submit a proposal to the shareholders of the Trust to convert the Trust from a “closed-end company” to an “open-end company”, together with the necessary amendments to the Trust Agreement to permit such a conversion, if the shares of the Trust have traded at an average discount from net asset value of more than 10%, determined on the basis of the discount as of the end of the last trading day in each week during the period of 12 calendar weeks preceding the beginning of each year. Such vote must occur at the earlier of the next succeeding Trust shareholders’ meeting or within six months of the event triggering such a vote.

CUSIP No. 811163 10 4	Page 8 of 9

Based on the computations and historical net asset value tables as set forth on Exhibit A attached hereto, the shares of the Trust have traded at an average discount from net asset value of 10.232% on the last trading day in each week during the period of 12 calendar weeks preceding January 1, 2005, which is a value greater than 10%, thereby triggering the conversion provisions of Section 5 of Article IX of the Trust Agreement.

Section 5 of Article IX of the Trust Agreement provides shareholders with a safeguard against Trust management that may be unconcerned or unmotivated to address the Trust’s share trading discount to net asset value. Moreover, this provision was presented to prospective investors in the Trust’s Prospectus dated July 28, 1988. The undersigned purchased shares of the Trust assuming the Trustees would comply with their obligations under Section 5 of Article IX of the Trust Agreement.

Please advise the undersigned whether the Trustees intend to submit the required vote to the shareholders of the Trust. If the Trustees do not intend to do so, please explain why such action is not required under the Trust Agreement.

We strongly believe that the Trustees have a fiduciary obligation to the shareholders of the Trust to submit for a vote an open-ending provision with a recommendation for approval to the shareholders as provided for in the Trust Agreement.

We expect the Trustees to promptly address the significant corporate governance matters set forth in this letter, and we intend to take all necessary and appropriate action to enforce Section 5 of Article IX of the Trust Agreement.

We look forward to your prompt response to this letter.

Sincerely,

OTTER CREEK PARTNERS I, L.P.

By:	Otter Creek Management, Inc., its general partner

By: /s/ R. Keith Long

R. Keith Long, President

OTTER CREEK INTERNATIONAL LTD.

By: /s/ R. Keith Long

R. Keith Long, Director

cc: Leslie J. Croland, Esq.

CUSIP No. 811163 10 4	Page 9 of 9

Exhibit A

	Closing		Discount
	Price	NAV	to NAV
10/15/2004	6.650	7.400	-10.135%
10/22/2004	6.670	7.420	-10.108%
10/29/2004	6.650	7.410	-10.256%
11/5/2004	6.620	7.400	-10.541%
11/12/2004	6.630	7.370	-10.041%
11/19/2004	6.620	7.390	-10.419%
11/26/2004	6.650	7.370	-9.769%
12/3/2004	6.570	7.370	-10.855%
12/10/2004	6.611	7.410	-10.783%
12/17/2004	6.620	7.390	-10.419%
12/23/2004	6.690	7.400	-9.595%
12/31/2004	6.670	7.400	-9.865%

Average			-10.232%

Note:	Thursday data replaced Friday, 12/24/04, as last trading day of the week. Source: Bloomberg L.P.